December  15,  2006

                           7610 West Hillsborough Ave.
                              Tampa, Florida 33615
                                  813-868-3600
                                  215-689-2748

Delivered  by  electronic  submission  via  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
100  F  Street,  N.E.,  Mail  Stop  7010
Washington,  DC  20549

     Attn:     Mr.  Brian  V.  McAlllister

     Re:  FTS  Group,  Inc.
          Item  4.02  Form  8-K
          Filed  December  7,  2006
          File  No.  0-24829

Dear  Mr.  McAllister:

I am the Chief Executive Officer of FTS Group, Inc. (the "Company"). In response to the comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated December 11, 2006, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Regards,

//  Scott  Gallagher
--------------------
Scott  Gallagher
Chief  Executive  Officer,  FTS  Group,  Inc.